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Co-Founder & Co-CEO at Petit Vour

Austin, Texas

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Petit Vour

The University of Texas at Austin

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500+ connections

Petit Vour is the luxury destination for cruelty-free beauty and lifestyle where savvy shoppers can subscribe to our award-winning monthly beauty box and shop the crème de la cruelty-free. Featured in: VOGUE, MarieClaire, The Wall Street Journal, Total Beauty, Huffington Post, NYLON, VegNews, T...

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Experience

PETIT VOUR

Co-Founder & CEO

Petit Vour

Mar 2013 – Present · 5 yrs 8 mos

Austin, Texas Area

I co-direct the creative style and voice of the company as well as run the curation and management of our monthly beauty box and e-boutique.

Education

TEXAS

The University of Texas at Austin

Bachelor of Science (B.S.), Early Childhood Education and Teaching

2005 – 2009

Activities and Societies: Service Director of ABSOLUTE TEXXAS 2007-2009

Stratford High School

Stratford High School

2001 – 2005

Volunteer Experience

ABSOLUTE TEXXAS

Service Director

ABSOLUTE TEXXAS

Skills & Endorsements

Social Media Marketing   12

Endorsed by Jane Art, who is highly skilled at this

Beauty Industry   11

Sarita Coren and 10 connections have given endorsements for this skill

Brand Development   10

Kimberly Conde and 9 connections have given endorsements for this skill

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